SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Osmotica Pharmaceuticals plc

(Name of Issuer)

Ordinary Shares, nominal value $0.01 per share

(Title of Class of Securities)

G6S41R101

(CUSIP Number)

Ben Silbert, Esq.

65 East 55th Street, 18th Floor

New York, NY 10022

(212) 593-6900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Craig E. Marcus, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199-3600

January 13, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

[Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6S41R101	Page 1 of 11

(1)	Name of Reporting Persons Avista Capital Partners III GP, L.P.

(2)	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 5,969,921

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 5,969,921

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,969,921

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 10.2%

(14)	Type of Reporting Person PN

CUSIP No. G6S41R101	Page 2 of 11

(1)	Name of Reporting Persons Orbit Co-Invest I LLC

(2)	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 4,936,926

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 4,936,926

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,936,926

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 8.4%

(14)	Type of Reporting Person OO

CUSIP No. G6S41R101	Page 3 of 11

(1)	Name of Reporting Persons Orbit Co-Invest III LLC

(2)	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 1,032,995

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,032,995

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,032,995

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.8%

(14)	Type of Reporting Person OO

CUSIP No. G6S41R101	Page 4 of 11

(1)	Name of Reporting Persons Avista Healthcare Partners GP, Ltd.

(2)	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 15,730,864

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 15,730,864

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,730,864

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 26.8%

(14)	Type of Reporting Person OO

CUSIP No. G6S41R101	Page 5 of 11

(1)	Name of Reporting Persons Avista Healthcare Partners, L.P.

(2)	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 15,730,864

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 15,730,864

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,730,864

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 26.8%

(14)	Type of Reporting Person PN

CUSIP No. G6S41R101	Page 6 of 11

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, nominal value $0.01 per share (the “Ordinary Shares”), of Osmotica Pharmaceuticals plc, an Irish public limited company (the “Company”).

The principal executive offices of the Company are located at 400 Crossing Boulevard, Bridgewater, NJ 08807.

Item 2. Identity and Background

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively the “Reporting Persons”): (1) Avista Capital Partners III GP, L.P., a Delaware limited partnership (“ACP GP”); (2) Orbit Co-Invest I LLC, a Delaware limited liability company (“Orbit I”); (3) Orbit Co-Invest III LLC, a Delaware limited liability company (“Orbit III”); (4) Avista Healthcare Partners GP, Ltd., a Bermuda limited company (“AHP GP”); and (5) Avista Healthcare Partners, L.P., a Bermuda limited partnership (“AHP LP” and together with Orbit I and Orbit III, collectively the “Avista Funds”). The agreement among Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 1.

ACP GP serves as the Manager of each of Orbit I and Orbit III, and AHP GP serves as the general partner of AHP LP. By virtue of the relationships described above, ACP GP may be deemed to share beneficial ownership of the Ordinary Shares held by Orbit I and Orbit III and AHP GP may be deemed to share beneficial ownership of the Ordinary Shares held by AHP LP. Voting and disposition decisions at each of ACP GP and AHP GP with respect to the Ordinary Shares held by the applicable Avista Funds are made by an investment committee, the members of which include David Burgstahler and Sriram Venkataraman, each of whom is a member of the Company’s board of directors. Each of the members of each investment committee disclaims beneficial ownership of the Ordinary Shares held by such Avista Funds.

(b) The business address of each Reporting Person and each other person identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D is c/o Avista Capital Partners, 65 East 55th Street, 18th Floor, New York, NY 10022.

(c) The principal occupation or employment of each of Orbit I and Orbit III is to acquire, hold and dispose of interests in the Company and any securities received in exchange therefor. The principal occupation or employment of ACP GP is to serve as general partner or managing member to various limited partnership and limited liability companies, including Orbit I and Orbit III. The principal occupation or employment of AHP LP is to acquire, hold and dispose of interests in various companies, including the Company, for investment purposes and to take all actions incident thereto. The principal occupation or employment of AHP GP is to serve as general partner to AHP LP. The principal occupation or employment of each of the other persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D is to serve as a partner of Avista Capital Holdings, L.P. and a member of the investment committees of ACP GP and AHP GP, among other affiliated entities.

(d) None of the Reporting Persons or other persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons or other persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. G6S41R101	Page 7 of 11

(f) ACP GP, Orbit I and Orbit III are each organized under the laws of the State of Delaware. AHP GP and AHP LP are each organized under the laws of Bermuda. Each of the natural persons identified in Item 2(a) above pursuant to General Instruction C to Schedule 13D is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to the Company’s initial public offering, investment funds affiliated with Avista Capital Partners acquired equity interests in each of Osmotica Holdings Corp Limited, Vertical/Trigen Holdings, LLC and Osmotica Holdings S.C.Sp., the predecessor companies to the Company, for aggregate cash consideration of $163,209,089.  On October 17, 2018, in connection with the Company’s initial public offering, the Company completed a restructuring pursuant to which such investment funds exchanged their equity interests in the predecessor companies referred to above for an aggregate of 19,450,785 Ordinary Shares of the Company.  Also on October 17, 2018, certain of such investment funds purchased an aggregate of 1,000,000 Ordinary Shares pursuant to a Private Placement Purchase Agreement dated October 17, 2018 by and among the Company, such investment funds and the other parties thereto.  The purchase price for such Ordinary Shares was $7.00 per share, which was the price per Ordinary Share that was issued and sold to the public in the Company’s initial public offering.

On January 13, 2020, AHP LP purchased 1,250,000 Ordinary Shares from the underwriters in an underwritten public offering by the Company.  The purchase price for such Ordinary Shares was $5.00 per share, before giving effect to the fee, in an amount equal to the underwriting discounts and commissions that were payable with respect to such Ordinary Shares (and were reimbursed by the underwriters to the Company), paid by the Company to Avista Capital Holdings, L.P., an affiliate of AHP LP, pursuant to the Fee Letter Agreement, dated January 8, 2020, among the Company, Avista Capital Holdings, L.P. and the other parties thereto, which was entered into in connection with the public offering.

Item 4. Purpose of Transaction.

The Ordinary Shares reported on this Statement were acquired for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time subject to compliance with applicable Irish and U.S. law and the terms of the Shareholders Agreement (as defined below), in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Company or dispose of all or a portion of the securities of the Company that such Reporting Person now owns or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided for in the Shareholders Agreement. In addition, the Reporting Persons may engage in discussions with management and members of the Company’s board of directors regarding the Company, including, but not limited to, the Company’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Company regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

The Reporting Persons may have the ability, as a result of their holding Ordinary Shares representing 36.9% of the total voting power of all outstanding Ordinary Shares entitled to vote, but subject to the terms of the Shareholders Agreement, to influence or determine the vote with respect to significant matters involving the Company, including the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. G6S41R101	Page 8 of 11

In addition, each of Mr. Burgstahler and Mr. Venkataraman, members of the investment committee of ACP GP and AHP GP, serves on the board of directors of the Company as a nominee of the Avista Funds pursuant to the Shareholders Agreement, and in such capacity may have the ability, on behalf of the Reporting Persons, to influence the management policies and control of the Company with the aim of increasing or realizing the value of the Reporting Persons’ investment in the Company.  In connection with the Company’s initial public offering, certain affiliates of the Avista Funds entered into a Shareholders Agreement dated as of October 17, 2018 with the Company, Orbit Co-Invest A-I LLC (“Orbit A-I”), Altchem Limited (together with Orbit A-I, the “Altchem Entities”) and the management shareholders identified therein (the “Shareholders Agreement”) setting forth, among other things, certain rights and restrictions pertaining to the ownership, voting, acquisition and disposition of Ordinary Shares by the Avista Funds and certain other shareholders. A copy of the Shareholders Agreement is included as Exhibit 2 to this Statement.  Except as set forth above in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Ordinary Shares in this Statement are based upon the 58,801,682 Ordinary Shares stated to be outstanding as of November 30, 2019, after giving effect to 6,900,000 Ordinary Shares issued in the Company’s underwritten public offering that was completed on January 13, 2020, as reported in the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 6, 2020. The Reporting Persons may be deemed to beneficially own an aggregate of 21,700,785 Ordinary Shares, which constitutes approximately 36.9% of the Company’s outstanding Ordinary Shares, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those Ordinary Shares held by any other Reporting Person.

Orbit I may be deemed to beneficially own 4,936,926 Ordinary Shares, which represents approximately 8.4% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Orbit III may be deemed to beneficially own 1,032,995 Ordinary Shares, which represents approximately 1.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

ACP GP, as the Manager of Orbit I and Orbit III, may be deemed to beneficially own 5,969,921 Ordinary Shares, which represents approximately 10.2% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

AHP LP may be deemed to beneficially own 15,730,864 Ordinary Shares, which represents approximately 26.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

AHP GP, as the general partner of AHP LP, may be deemed to beneficially own 15,730,864 Ordinary Shares, which represents approximately 26.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. In addition, as a result of the Shareholders Agreement, the Avista Funds may be deemed to be part of such a “group” with the Altchem Entities with respect to the Company’s securities.  Based on the disclosure in the Company’s Registration Statement on Form S-1 filed on January 6, 2020, (i) Orbit A-I may be deemed to beneficially own 1,182,243 Ordinary Shares, which represents approximately 2.0%

CUSIP No. G6S41R101	Page 9 of 11

of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act, and (ii) Altchem Limited, as the holder of 22,485,297 Ordinary Shares and the manager of Orbit A-I, may be deemed to beneficially own 23,667,540 Ordinary Shares, which represents approximately 40.2% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

(b) The number of Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.

(c) On December 11, 2019, certain of the investment funds that had acquired Ordinary Shares in connection with the Company’s restructuring and initial public offering transferred an aggregate of 14,480,864 Ordinary Shares, representing all of the Ordinary Shares held by them, to AHP LP as part of an internal restructuring of Avista Capital investment funds.  On January 13, 2020, AHP LP purchased 1,250,000 Ordinary Shares from the underwriters in an underwritten public offering by the Company.  The purchase price for such Ordinary Shares was $5.00 per share, before giving effect to the fee paid by the Company to Avista Capital Holdings, L.P., an affiliate of AHP LP, as described in Item 3 above, which disclosure is incorporated herein by reference.

Except as described in the immediately preceding paragraph, the Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6. The Reporting Persons are also subject to the shareholders agreement with respect to securities of the Company, the terms of which are described below.

On October 17, 2018, in connection with the closing of the Company’s initial public offering, the Company, certain affiliates of the Avista Funds, the Altchem Entities and the management shareholders identified therein entered into the Shareholders Agreement, pursuant to which, among other things, AHP LP has the right to nominate two (2) individuals to serve as directors to the Company’s board of directors until such time as, with respect to the first director, the Avista Funds’ (together with any permitted transferees’) beneficial ownership in the Company has been reduced below 20% of the then outstanding Ordinary Shares and, with respect to the second director, the Avista Funds’ (together with any permitted transferees’) beneficial ownership in the Company has been reduced below 10% of the then outstanding Ordinary Shares.  The Shareholders Agreement grants the Avista Funds certain registration rights with respect to their Ordinary Shares and imposes certain restrictions on their ability to transfer their Ordinary Shares.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is filed as Exhibit 2 to this Statement.

CUSIP No. G6S41R101	Page 10 of 11

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1.

Joint Filing Agreement dated as of January 23, 2020, by and among Avista Capital Partners III GP, L.P., Orbit Co-Invest I LLC, Orbit Co-Invest III LLC, Avista Healthcare Partners GP, Ltd. and Avista Healthcare Partners, L.P.

2.

Shareholders Agreement, dated as of October 17, 2018, by and among, Osmotica Pharmaceuticals plc, ACP Holdco (Offshore), L.P., ACP III AIV, L.P., Altchem Limited, Orbit Co-Invest A-I LLC, Orbit Co-Invest I LLC, Orbit Co-Invest III LLC, and the management shareholders identified therein

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2020

AVISTA CAPITAL PARTNERS III GP, L.P.

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Chief Administrative Officer and General Counsel

ORBIT CO-INVEST I LLC
ORBIT CO-INVEST III LLC

by Avista Capital Partners III GP, L.P., its manager

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel

AVISTA HEALTHCARE PARTNERS GP, LTD.

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Chief Administrative Officer and General Counsel

AVISTA HEALTHCARE PARTNERS, L.P.

by Avista Healthcare Partners GP, Ltd., its general partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	General Counsel